UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 16, 2024

Zalatoris Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-901886	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street

Suite 5801

New York, New York 10005

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (917) 675-3106

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On April 1, 2024, Zalatoris Acquisition Corp., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) filed a Notification of Late Filing on Form 12b-25 (the “NT 10-K”) providing notice that it was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fourth quarter and fiscal year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date because the Company needed additional time to complete the financial statements for the fourth quarter and fiscal year ended December 31, 2023 (the “Financial Statements”), and the Company’s independent registered public accounting firm would also be needing additional time to complete its review and audit of the Financial Statements.

On April 16, 2024, which was the last day of the fifteen-day grace period the SEC provides after filing the NT 10-K, the Company was unable to file the 2023 Form 10-K, given the need for additional time to complete Financial Statements and provide the completed 2023 Form 10-K to its independent auditors so that they can complete their review and audit of the Financial Statements. On April 17, 2024, because the Company failed to timely file the 2023 Form 10-K, it received a written notification letter (the “Letter”) from NYSE Regulation (the “NYSE”). The Letter states that if the Company fails to file the 2023 Form 10-K by 2:30 pm on April 22, 2024 (the “Deadline”), the NYSE will post the Company to the late filers list on the Listing Standards Filing Status page pursuant to Section 802.01E of the Listed Company Manual. The Company anticipates that it will file the 2023 Form 10-K by the Deadline.

The Letter has no immediate effect on the listing or trading of the Company’s common stock on NYSE.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has caused this report to be signed on its behalf by the undersigned duly authorized officer.

ZALATORIS ACQUISITION CORP.

Date: April 22, 2024	By:	/s/ Stephanos Papadopoulos
Stephanos Papadopoulos
Chief Executive Officer

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